Mail Stop 3561

February 18, 2010

Mr. Amir. F. Heshmatpour
Chief Executive Officer
AFH Acquisition III, Inc.
9595 Wilshire Blvd
Suite 700
Beverly Hills, CA 90212

> **Re:** **Form 10-K for Fiscal Year Ended October 31, 2009,**
> **Filed January 29, 2010 for the following Companies:**
>
> **AFH Acquisition III, Inc., File No. 000-53071**
> **AFH Acquisition IV, Inc., File No. 000-53072**
> **AFH Acquisition V, Inc., File No. 000-53073**

Dear Mr. Heshmatpour:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1. Please note that for development stage entities, auditor association with the
    cumulative data since inception is required in annual reports. Please advise your
    auditor to revise the scope and opinion paragraphs of their audit report to opine
    upon the cumulative period from inception (September 24, 2007) through October
    31, 2009 in addition to the annual periods already included and amend your Form
    10-K accordingly.

Item 9A. Controls and Procedures, page 8

2. We note that as of October 31, 2009, you concluded that your disclosure controls
    and procedures were effective. Considering that you did not include
    management's report on internal control over financial reporting (see our
    comment below), please tell us how this omission affected your conclusion
    regarding the effectiveness of your disclosure controls and procedures. Please tell
    us the factors you considered to support management's conclusion that disclosure
    controls and procedures were effective or amend your Form 10-K to disclose
    management's revised conclusion on the effectiveness of your disclosure controls
    and procedures as of the end of the fiscal year.

3. Please amend your filing to include management's report on internal control over
    financial reporting in accordance with Item 308T of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Mr. Amir. F. Heshmatpour
AFH Acquisition III, Inc
February 18, 2010
Page 3

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian
K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments
on the financial statements and related matters.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services